January 24, 2008

Mail Stop 4561

Via U.S. Mail and Fax (212-785-5867)
Mr. Zhengquan Wang
Chief Executive Officer
China Agro Sciences Corp.
101 Xinanyao Street
Jinzhou District
Dalian, Liaoning Province, PRC 116100

> RE: **China Agro Sciences Corp.**
> **Forms 10-K and 10-K/A for the period ended September 30, 2006**
> **Filed January 16, 2007 and January 24, 2007**
> **File No. 0-49687**

Dear Mr. Wang:

We have reviewed your amendment filed January 15, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Part I

Explanatory Note

1.   We have reviewed the changes made in your amendment #2 to Form 10-K. Please revise to remove reference to SEC comments.

Financial Statements – General

2.   Please revise to identify the appropriate columns in your financial statements as restated.

3.   Given the fact that you have restated your financial statements, please file the required Form 8-K pursuant to Item 4.02.   The 8-K should include the date of the conclusion regarding non-reliance, the financial statement years and periods that should no longer be relied upon, a brief description of the facts underlying your conclusion, and a statement whether your audit committee or its alternative has discussed this matter with your independent accountants.

Statement of Changes in Stockholders' Equity

4.   We note that in your amendment, you have omitted information pertaining to the year ended September 30, 2005. In your next amendment, please include the missing period.

Note 4. Long-Term Debt

5.   Please expand your disclosure to include all pertinent information related to this obligation, including, but not limited to, when the agreement was entered into, the maturity date, and the future minimum payments for the next five years and thereafter.

6.   Also, clarify whether the annual installments of 233,000 RMB represent principal and interest or principal only with interest being in addition to this amount.

Note 12. Restatement of Previously Issued Financial Statements

7.   Please revise to remove reference to SEC comments.

8.   Please revise to clarify that the grant was originally accounted for as income and is now accounted for as a reduction of previously acquired fixed assets.

9.   Please explain to us why you have changed the accrual for equipment leased from a related party from the amount previously recorded. Also, expand your disclosure in each of the footnotes that relate to this.

10.   Please explain to us why a portion of the government grant has been reclassified as long-term debt.

11.   Please revise to present a single adjustment to general and administrative expense in the amount of $101,249 and describe the two adjustments in a single corresponding footnote.

12.   Please clarify to us how each of the amounts related to the change in accounting for the government grant relate to one another. We note that $314,900 and $323,363 do not add up to 655,739.

13.   Please explain to us why the adjustment of an equipment lease accrual would result in an additional cash outflow from financing activities.

<u>Item 9A – Controls and Procedures</u>

14.   As disclosed in Note 12, you have restated previously issued financial statements. As a result, please revise your disclosures to describe the effect of the restatement on your officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures.   See Item 307 of Regulation S-K.   If your officers conclude that the disclosure controls and procedures were effective, despite the restatement, describe the basis for your officers' conclusions.

        Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3780.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant